SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number: 000-24626

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Cooperative Bank 401(k) Supplemental Retirement Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Cooperative Bankshares, Inc.
201 Market Street
Wilmington, North Carolina 28402-0600

REQUIRED INFORMATION

Items 1-3. The Cooperative Bank 401(k) Supplemental Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

23.1 Consent of Dixon Hughes PLLC

COOPERATIVE BANK 401(k)
SUPPLEMENTAL RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2005 and 2004
and for each of the Years in the Three-Year
Period Ended December 31, 2005

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Retirement Committee
Cooperative Bank 401(k)
Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cooperative Bank 401(k) Supplemental Retirement Plan as of December 31, 2005 and 2004 and related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cooperative Bank 401(k) Supplemental Retirement Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for each of the years in the three year period ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes PLLC

June 26, 2006
Southern Pines, North Carolina

COOPERATIVE BANK 401(k) SUPPLEMENTAL RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

ASSETS	2005	2004
Investments, at fair value:		
Mutual funds	$ 1,459,918	$ 975,870
Money Market	19,485	1,051
Employer stock	6,435,464	5,574,874
Total investments	7,914,867	6,551,795
Receivables:		
Employer contributions	12,584	11,983
Employee contributions	38,302	30,985
Total receivables	50,886	42,968
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,965,753	$ 6,594,763

COOPERATIVE BANK 401(k) SUPPLEMENTAL RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005, 2004, and 2003

	2005	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
Investment income:			
Interest and dividends	$ 100,612	$ 62,837	$ 50,780
Net appreciation in fair value of investments	718,768	385,516	2,118,683
Total investment income	819,380	448,353	2,169,463
Contributions:			
Employer contributions	149,534	122,898	105,027
Employee contributions	470,347	305,932	255,602
Rollover contributions	26,524	-	-
Total contributions	646,405	428,830	360,629
TOTAL ADDITIONS	1,465,785	877,183	2,530,092
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
Benefits paid directly to participants	278,362	392,588	175,200
Administrative expenses	3,963	7,214	7,925
TOTAL DEDUCTIONS	282,325	399,802	183,125
MERGER FROM LUMINA MORTGAGE CO., INC 401(k) PLAN, at fair value of net assets transferred	187,530	-	-
NET INCREASE	1,370,990	477,381	2,346,967
NET ASSETS AVAILABLE FOR BENEFITS Beginning of year	6,594,763	6,117,382	3,770,415
END OF YEAR	$ 7,965,753	$ 6,594,763	$ 6,117,382

NOTE A - DESCRIPTION OF THE PLAN

The following description of Cooperative Bank 401(k) Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cooperative Bank and its subsidiaries (the "Company") who have one year of service and are age twenty-one or older. The Company is a wholly owned subsidiary of Cooperative Bankshares, Inc. The original Plan was established on April 1, 1992. It was amended and restated as of October 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute the maximum deferral limit permitted by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their deferral percentage quarterly, on January 1, April 1, July 1 or October 1.

The Cooperative Bank matches 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary matching contribution. Employer contributions are allocated to the Cooperative Bankshares Common Stock Fund. Contributions are subject to certain limitations. Employees of Lumina Mortgage Co., Inc, a subsidiary of Cooperative Bank, are not eligible for the Company match.

Participant Accounts

Each participant account is credited with the participant's contributions and allocations of (a) the Company's contribution and forfeitures and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest 20% after two years of service and 20% for each additional year of service. A participant is 100% vested after six years of credited service.

Forfeitures

Forfeitures are allocated to eligible participants in accordance with the Plan agreement. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $1,254 and $13,607, respectively.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period certain not to extend beyond the life expectancy of the participant or his designated beneficiary.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 5, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's trustee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2005	2004
Discretionary Trust with First Trust Corporation:		
Common stock:		
Cooperative Bankshares Common Stock Fund	$6,435,464	$ 5,574,874

For each of the three-years ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004	2003
Mutual Funds	$ 38,185	$ 57,970	$ 130,332
Common Stock	680,583	327,546	1,988,351
	$ 718,768	$ 385,516	$ 2,118,683

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENT

All employer contributions are considered nonparticipant-directed and are invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	2005	2004
Net Assets:		
Common stock:		
Cooperative Bankshares, Inc.	$2,325,093	$ 1,987,630
Employer contribution receivable	12,584	11,983
Total Net Assets	$2,337,677	$ 1,999,613

	2005	2004	2003
Changes in Net Assets:			
Employer contributions	$ 149,534	$ 122,898	$ 105,027
Dividends	22,643	19,103	14,090
Net appreciation	236,963	117,451	676,295
Benefits paid to participants	(71,076)	(102,373)	(57,360)
Total change in Net Assets	$ 338,064	$ 157,079	$ 738,052

NOTE F - RELATED PARTY TRANSACTIONS

As of December 31, 2005, 2004, and 2003 the Plan's investments included $6,435,464, $5,574,874, and $5,312,922 respectively, in common stock of Cooperative Bankshares, Inc. These investments represent approximately 81.5%, 85.1%, and 87.3% of total Plan investments at December 31, 2005, 2004, and 2003 respectively.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

One of the plan investments is in a money market account managed by First Trust Corporation, which is custodian of the Plan. Fees paid by the Plan to First Trust amounted to $3,963, $7,214, and $7,925 during 2005, 2004, and 2003, respectively. All other administrative expenses of the Plan are paid by the Company.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their accounts.

NOTE I - PLAN MERGER

Effective January 1, 2005, the Lumina Mortgage Co., Inc. 401(k) Plan was merged into the Plan. This Plan covered all eligible employees of Lumina Mortgage Co., Inc, a subsidiary of Cooperative Bank. The net assets of the Lumina Plan, which totaled $187,530, were transferred into the plan on January 27, 2005.

NOTE J - SUBSEQUENT EVENT

On April 11, 2006, the Plan Sponsor approved an increase to the employer matching contribution from 50 percent to 100 percent of the first 6 percent of base compensation. This change is to become effective July 1, 2006.

NOTE K - RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

COOPERATIVE BANK 401(k) SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE H, LINE 4 - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0188330, PLAN NUMBER 002
December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	American Funds	Washington Mutual Investments; 8,697 shares	$ -	$ 268,214
	American Funds	American Growth Fund; 9,653 shares	-	297,892
	American Funds	Bond Fund of America; 3,678 shares	-	48,630
	Federated	Federated Capital Preservation Fund; 13,045 shares	-	110,450
	Invesco	S & P 500 Index; 22,581 shares	-	295,812
	Oppenheimer	Quest Balanced Value Fund; 16,960 shares	-	302,902
*	First Trust	Money Market Account 19,485 shares	-	19,485
*	Cooperative Bankshares, Inc.	Employer Stock; 316,239 shares	5,683,068**	6,435,464
	Oppenheimer	Global Fund Class N; 796 shares	-	52,722
	Calamos	Growth Fund Class A; 1,513 shares	-	83,296
			$5,683,068	$ 7,914,867

** Denotes party-in-interest.*

*** Represents total cost of employer stock, which is comprised of participant-directed and nonparticipant-directed investments.*

**** Cost omitted for participant-directed investments.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006

COOPERATIVE BANK
401(k) SUPPLEMENTAL RETIREMENT PLAN

Frederick Willetts, III
Plan Administrator

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
Cooperative Bank 401(k) Supplemental Retirement Plan

We consent to incorporation by reference in the registration statements (Nos. 333-101442 and 333-22335) on Form S-8 of Cooperative Bankshares, Inc. of our report dated June 26, 2006 relating to the statements of net assets of Cooperative Bank 401(k) Supplemental Retirement Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Cooperative Bank 401(k) Supplemental Retirement Plan.

Dixon Hughes PLLC

Southern Pines, North Carolina
June 26, 2006